

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

<u>Via E-mail</u>
Mr. Robert F. Kuzloski, Esq.
Executive Vice President & Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08

> **Re:** **Validus Holdings, Ltd.**
> **Registration Statement on Form S-4**
> **Filed September 20, 2012**
> **File No. 333-183999**

Dear Mr. Kuzloski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1. We note that there are outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2011. In addition, there are outstanding comments related to Flagstone Reinsurance Holdings, S.A.'s Form 10-K for the fiscal year ended December 31, 2011. Please be advised that all outstanding comments on these filings will need to be fully resolved before we take final action on the registration statement on Form S-4.

<u>United Stated Federal Income Tax Consequences of the Mergers, page 126</u>

2. You disclose on page 126, that the statements represent the "views of Validus' and/or Flagstone's management (as the case may be) as to the application of such laws to the relevant facts and do not represent the legal opinions of either management team or of

Validus' or Flagstone's respective counsel." In addition, you state on page 127 that the "parties intend for each of (1) the first-step merger and (2) the second-step merger, to be treated as a 'reorganization' for U.S. federal income tax purposes . . . ." If you are seeking to file a "short-form" tax opinion, please revise your disclosure on pages 126 and 127 to clearly state that the disclosure in this section is the opinion of counsel, express a firm conclusion regarding the federal income tax consequences of the transaction and indicate whether the merger will qualify as a tax-free reorganization. For guidance, please refer to Staff Legal Bulletin No. 19, Section III.B.2.

<u>Exhibits 8.1 and 8.2</u>

3. Please refer to Exhibits 8.1 and 8.2 of your registration statement. In Exhibit 8.1, counsel opines on page 2 that "we are of the opinion that under current United States federal income tax law . . . the discussion set forth in the Registration Statement . . . constitutes, in all material respects, a fair and accurate summary of the anticipated United States federal income tax consequences to U.S. holders of the Mergers . . . ." Similar statements appear on page 2 of Exhibit 8.2. The statements highlighted above fail to identify the specific tax issue on which counsel is opining. Please revise Exhibits 8.1 and 8.2 so that counsels opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. For guidance, please refer to Staff Legal Bulletin No. 19, Section III.C.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riegel
Assistant Director

cc: Todd E. Freed, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, NY 10036